Exhibit 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

		Nine months ended September 30,
		2009	2008

Earnings from continuing operations before income taxes		$494.8	$714.5
Less:	Equity earnings	(39.6)	(36.7)
Add:	Total fixed charges deducted from earnings	170.1	205.5
	Proportional share of pre-tax earnings of 50% owned associates	11.8	10.5
	Dividends received from equity investees	24.1	21.2

	Earnings available for payment of fixed charges	$661.2	$915.0

Fixed charges (including the Company’s proportional share of 50% owned associates):

	Interest expense	$158.4	$193.8
	Portion of operating lease rental deemed to be interest	4.4	5.7
	Amortization of deferred financing costs and debt discount expense	7.3	6.0

	Total fixed charges deducted from earnings and fixed charges	$170.1	$205.5

Ratio of earnings to fixed charges		3.9	4.5